The EMI Group

Ref: 82-373

EMI GROUP PLC 4 TENTERDEN STREET HANOVER SQUARE LONDON W1A 2AY
TELEPHONE 020 7355 4848

02 AUG

02049026

Office of International Finance,
Division of Corporation Finance,
Securities & Exchange Commission,
450 5th Street, NW,
Washington DC 20549-1004,
U. S. A.

By Airmail

30th July, 2002.

SUPPL

Attn: Filing Desk - Stop 1-4

Dear Sirs,

EMI Group plc - Ref. No: 82-373

Further to our filing of 19th July 2002, I enclose one copy of the following item that the Company has delivered to the London Stock Exchange:

(a) an announcement dated 30th July 2002, confirming that Barclays PLC has increased its holding such that it has a notifiable interest in EMI Group plc Ordinary Shares of 14p each and, as at 25th July 2002, held 23,740,409 shares, being 3.01% of the shares in issue.

Yours faithfully,

C. P. ASHCROFT
Company Secretary

PROCESSED
AUG 08 2002
THOMSON
FINANCIAL

Enc.

The EMI Group

EMI GROUP PLC 4 TENTERDEN STREET HANOVER SQUARE LONDON W1A 2AY
TELEPHONE 020 7355 4848

Ref: 82-373

VIA PR NEWSWIRE DISCLOSE

ER 02/31

Company Announcements Office,
London Stock Exchange.

30th July, 2002.

Dear Sirs,

EMI Group plc - Notification of Major Interests in Shares

As required by paragraph 9.11 of the Listing Rules, we advise that the Company has been informed by Barclays PLC, in a letter dated 26th July 2002 and received on 30th July 2002, that Barclays PLC has increased its holding such that it has a notifiable interest in EMI Group plc Ordinary Shares of 14p each and, as at 25th July 2002, held 23,740,409 shares, being 3.01% of the shares in issue.

Yours faithfully,

C. P. ASHCROFT
Company Secretary